Exhibit 99.1

Oncolytics Biotech® Announces Public Offering of Common Shares

CALGARY, AB and SAN DIEGO, CA, May 31, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYD), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced that it has commenced a registered underwritten public offering of its common shares in the United States (the “Offering”).

Oncolytics has applied to list its common shares on the Nasdaq Capital Market under the symbol “ONCY” and expects its common shares to commence trading on the Nasdaq Capital Market upon pricing of the offering.

Ladenburg Thalmann & Co. Inc., (the “Underwriter”) a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE American: LTS), is acting as the sole book-running manager in connection with the Offering.

Oncolytics expects to grant the Underwriter a 30-day option to purchase additional shares to cover over-allotments, if any.

The Offering is subject to market conditions, as well as NASDAQ and TSX approvals, and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the offering. The Company intends to use the net proceeds of the Offering for research and development activities and working capital purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated April 25, 2018. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the Alberta Securities Commission in Canada, and with the SEC in the United States. No common shares will be offered or sold to Canadian purchasers. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov. Alternatively, when available, copies of the prospectus supplement can also be obtained from Ladenburg Thalmann & Co. Inc., Attn: Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172, by calling (212) 409-2000.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the commencement, timing and completion of the Offering; the commencement of trading of the of the common shares on Nasdaq; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com